UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

LINCOLN NATIONAL CORPORATION EXECUTIVE
DEFERRED COMPENSATION PLAN
FOR EMPLOYEES
(Full title of the Plan)

[Current Registration Number 33-51721]

Lincoln National Corporation
1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

(Name of Issuer and principal executive office)

REQUIRED INFORMATION
SIGNATURE

REQUIRED INFORMATION

Because the Lincoln National Corporation Executive Deferred Compensation Plan for Employees (formerly known as the Lincoln National Corporation Executive Savings and Profit-Sharing Plan for Employees) is an unfunded plan, no plan financial statements or schedules are maintained. Accordingly, no financial statements or schedules are filed with this Annual Report.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

March 30, 2004	/s/ George E. Davis
George E. Davis, Administrator
LINCOLN NATIONAL CORPORATION EXECUTIVE DEFERRED COMPENSATION PLAN FOR EMPLOYEES